SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

              Innovative Technology Systems, Inc.
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                        (Name of Issuer)

                  Common Stock, No Par Value
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                  (Title of Class of Securities)

                          45766G 10 3
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                         (CUSIP Number)

                     David M. Bovi, Esquire
                      David M. Bovi, P.A.
                 319 Clematis Street, Suite 812
                 West Palm Beach, Florida 33401
                         (561) 655-0665
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  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 2, 1999
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    (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the
following box [   ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


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CUSIP No.    45766G 10 3
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1)  Names  of Reporting  Persons/ I.R.S.  Identification  Nos.
    of Above Persons (entities only):

               John Bylsma and Barbara Bylsma, JTWROS
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2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     PF

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:           5,372,000
Shares Bene-
ficially           (8)  Shared Voting Power            -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:      5,372,000
ing Person
With              (10) Shared Dispositive Power        -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  5,372,000

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):
     88.1%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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


Item 1. Security and Issuer

   This statement relates to the common stock, no par value ("Common Stock") of Innovative Technology Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 131 Egret Drive, Jupiter, Florida 33458.


Item 2.  Identity and Background

   This statement is jointly filed pursuant to Rule 13d-1(f) by John and Barbara Bylsma, JTWROS, both individuals. Mr. Bylsma's principal occupation is that of the sole director, president and secretary of the Issuer. Mrs. Bylsma is not employed. Mr. and Mrs. Bylsma's address is 131 Egret Drive, Jupiter, Florida 33458.

   During the last five (5) years, neither Mr. Bylsma nor Mrs.
Bylsma has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   During the last five (5) years, neither Mr. Bylsma nor Mrs. Bylsma has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Mr. and Mrs. Bylsma are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

   On November 12, 1992, John Bylsma organized the Issuer as the sole officer and director of the Issuer. At that time Mr. Bylsma received 5,425,000 shares of Common Stock, in exchange for total consideration in the amount of $1,000 consisting of money paid, labor done and necessary to the Issuer, or property actually received and valued by the board of directors of the Issuer. The source of the cash was from Mr. Bylsma's personal funds. Mr. Bylsma directed the issuance of the shares in the name of John and Barbara Bylsma.


Item 4.  Purpose of Transaction

   The purpose of the transaction was to incorporate the Issuer and grant control of the Issuer to Mr. and Mrs. Bylsma. Mr. and Mrs. Bylsma's 5,372,000 shares of Common Stock is part of their investment portfolio. Mr. Bylsma, as the sole officer and director of the Issuer is seeking candidates for merger with or acquisition by the Issuer.

   Mr. and Mrs. Bylsma reserve the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   e. Any material change in the present capitalization or dividend policy of the Issuer;

   f. Any other material change in the Issuer's business or corporate structure;

   g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act;

   j.     Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

   As of June 30, 1999, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

   The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

   No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

    Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.   Joint Filing Agreement between John and Barbara Bylsma.
B.   Minutes of First Meeting of Sole Incorporator and Initial
Board of Directors of the Issuer.



                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 1999



/s/John Bylsma
   John Bylsma


/s/Barbara Bylsma
   Barbara Bylsma




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